June 17, 2019

Darcy Horn Davenport
President and Chief Executive Officer
BellRing Brands, Inc.
2503 S. Hanley Road
St. Louis, MO 63144

       Re: BellRing Brands, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 7, 2019
           CIK No. 0001772016

Dear Ms. Davenport:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 3, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Unaudited Pro Forma Condensed Consolidated Financial Information, page 65

1. We note your response to prior comment 5 indicates that your obligations under the tax receivable agreement are expected to arise from future transactions but not the formation transactions. Please clarify whether such future transactions include exchanges by Post of its BellRing Brands, LLC Units and Class B common shares for Class A common shares;
       and quantify the amount you would need to pay if Post elected to exchange all of its LLC units and Class B shares contemporaneously with the IPO; also, the amount you would pay if you were required or elected to terminate the agreement early. Please include comparable disclosures within the notes to your financial statements in future periodic
 Darcy Horn Davenport
BellRing Brands, Inc.
June 17, 2019
Page 2
         reports.
Financial Statements, page F-1

2. You will need to update the historical and pro forma financial statements prior to the effective date of your registration statement to comply with Rule 3-12 and Article 11 of
         Regulation S-X.
Exhibits

3. We note your response to our prior comment 8. It appears based on your disclosure in the filing that BellRing Brands, LLC, the Company's subsidiary, will enter into the Post bridge loan agreement as a guarantor prior to the completion of the offering. As such, please file a copy of the Post bridge loan agreement as an exhibit. You may contact John Cannarella, Staff Accountant, at 202-551-3337 or
Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.



FirstName LastNameDarcy Horn Davenport                        Sincerely,
Comapany NameBellRing Brands, Inc.
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June 17, 2019 Page 2                                          Office of Natural
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